Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and six months ended June 30, 2023

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated July 28, 2023 and provides information concerning our results of operations and financial condition for the three and six months ended June 30, 2023. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and six months ended June 30, 2023 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2022 (the “Annual MD&A”).

1. Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in more than half of the U.S. states. GFL had more than 20,000 employees as of June 30, 2023.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. In connection with our initial public offering, we issued 6.00% tangible equity units (each a “TEU”), with each TEU being comprised of a senior amortizing note (each, an “Amortizing Note”) and a stock purchase contract (each, a “Purchase Contract”). On March 15, 2023, we made the final payment related to the Amortizing Notes and the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at a rate of 2.1940 subordinate voting shares per Purchase Contract.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2022 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of municipal and other contracts; potential inability to renew or obtain new permits, approvals and agreements, and the cost of operation and/or future construction of existing facilities; our dependence on third party landfills, material recovery facilities (“MRF”), liquid waste processing facilities and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A and in the AIF.

Our results for the three and six months ended June 30, 2023 were impacted by acquisitions, divestitures, as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour and supply chain constraints that continue to persist, most notably, maintenance and repair costs. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 230 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Operating Results

Analysis of results for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022

The following tables summarize certain operating results from continuing operations and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	June 30, 2023	June 30, 2022	$	%
Revenue	$1,943.6	$1,707.5	$236.1	13.8%
Expenses
Cost of sales	1,590.6	1,482.0	108.6	7.3
Selling, general and administrative expenses	234.2	178.4	55.8	31.3
Interest and other finance costs	164.8	104.8	60.0	57.3
Gain on divestiture	(575.0)	—	(575.0)	—
Other income	(65.6)	(87.1)	21.5	24.7
Share of net loss (income) of investments accounted for using the equity method	61.9	(5.3)	67.2	1,267.9
Earnings before income taxes	532.7	34.7	498.0	1435.2
Income tax expense (recovery)	238.9	(47.9)	286.8	598.7
Net income from continuing operations	293.8	82.6	211.2	255.7
Net income from discontinued operations	—	(18.3)	18.3	100.0
Net income	293.8	64.3	229.5	356.9
Less: Net loss attributable to non-controlling interests	(1.1)	—	(1.1)	—
Net income attributable to GFL Environmental Inc.	294.9	64.3	230.6	358.6
Earnings per share, basic ($)	0.74	0.12	0.62	516.7
Earnings per share, diluted ($)	0.72	0.12	0.60	500.0
Adjusted EBITDA(1)	$540.7	$453.3	$87.4	19.3%

	Six months ended	Six months ended	Change
($ millions except per share amounts)	June 30, 2023	June 30, 2022	$	%
Revenue	$3,742.7	$3,108.9	$633.8	20.4%
Expenses
Cost of sales	3,145.2	2,747.6	397.6	14.5
Selling, general and administrative expenses	448.7	341.1	107.6	31.5
Interest and other finance costs	329.5	204.5	125.0	61.1
Gain on divestiture	(580.5)	(6.5)	(574.0)	(8830.8)
Other expenses (income)	44.1	(322.4)	366.5	113.7
Share of net loss (income) of investments accounted for using the equity method	82.9	(5.3)	88.2	1,664.2
Earnings before income taxes	272.8	149.9	122.9	82.0
Income tax expense (recovery)	196.8	(69.7)	266.5	382.4
Net income from continuing operations	76.0	219.6	(143.6)	(65.4)
Net loss from discontinued operations	—	(127.9)	127.9	100.0
Net income	76.0	91.7	(15.7)	(17.1)
Less: Net income attributable to non-controlling interests	0.5	—	0.5	—
Net income attributable to GFL Environmental Inc.	75.5	91.7	(16.2)	(17.7)
Earnings per share, basic and diluted ($)	0.08	0.14	(0.06)	(42.9)
Adjusted EBITDA(1)	$981.2	$807.7	$173.5	21.5%

	June 30, 2023	December 31, 2022	Change
Total assets	$18,557.8	$19,767.6	$(1,209.8)
Total cash	82.2	82.1	0.1
Total long-term debt	7,888.0	9,266.8	(1,378.8)
Total liabilities	11,426.4	13,723.5	(2,297.1)
Total shareholders’ equity	$7,131.4	$6,044.1	$1,087.3

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated:

	Three months ended June 30, 2023		Three months ended June 30, 2022		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$405.0	20.8%	$369.7	21.7%	$35.3	9.5%
Commercial/industrial	740.5	38.1	610.2	35.7	130.3	21.4
Total collection	1,145.5	58.9	979.9	57.4	165.6	16.9
Landfill	233.6	12.0	208.6	12.2	25.0	12.0
Transfer	194.8	10.0	175.0	10.2	19.8	11.3
Material recovery	82.2	4.2	94.1	5.5	(11.9)	(12.6)
Other	101.3	5.3	106.2	6.2	(4.9)	(4.6)
Solid Waste	1,757.4	90.4	1,563.8	91.5	193.6	12.4
Environmental Services	427.0	22.0	347.9	20.4	79.1	22.7
Intercompany revenue	(240.8)	(12.4)	(204.2)	(11.9)	(36.6)	17.9
Revenue	$1,943.6	100.0%	$1,707.5	100.0%	$236.1	13.8%

	Six months ended June 30, 2023		Six months ended June 30, 2022		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$793.0	21.2%	$699.7	22.5%	$93.3	13.3%
Commercial/industrial	1,448.3	38.7	1,124.3	36.2	324.0	28.8
Total collection	2,241.3	59.9	1,824.0	58.7	417.3	22.9
Landfill	451.6	12.1	385.3	12.4	66.3	17.2
Transfer	367.3	9.8	316.9	10.2	50.4	15.9
Material recovery	166.0	4.4	183.1	5.9	(17.1)	(9.3)
Other	198.7	5.3	176.7	5.7	22.0	12.5
Solid Waste	3,424.9	91.5	2,886.0	92.9	538.9	18.7
Environmental Services	777.0	20.8	599.4	19.3	177.6	29.6
Intercompany revenue	(459.2)	(12.3)	(376.5)	(12.2)	(82.7)	22.0
Revenue	$3,742.7	100.0%	$3,108.9	100.0%	$633.8	20.4%

On a consolidated basis, revenue for the three months ended June 30, 2023 increased by $236.1 million to $1,943.6 million, compared to the three months ended June 30, 2022. The increase is partially attributable to the impact of acquisitions completed since April 1, 2022, net of divestitures, which accounted for approximately $81.5 million of the increase, the majority of which were in our Solid Waste segment. Changes in foreign exchange rates increased revenue by $55.2 million. Highlights of the changes in revenue during the three months ended June 30, 2023, excluding the impact of acquisitions, include:

●	Solid Waste revenue increased by 4.8%, predominantly due to core pricing of 10.4%, partially offset by negative surcharges of 1.0%. Also offsetting this increase was negative volume of 3.5%. Lower volume across our collection and post collection operations was driven by a milder winter and early spring in certain markets which pulled forward volume from the second quarter into the first quarter of 2023. In addition, there were non-regrettable volume losses in our collection businesses and purposeful exiting of non-core service offerings in certain Canadian markets. Lower commodity prices also negatively contributed 1.1%. Changes in foreign exchange rates increased revenue by 3.7%.

●	Environmental Services revenue increased by 10.2%, predominantly due to higher industrial collection and processing activity at our facilities and an increased level of emergency response activity. Changes in foreign exchange rates increased revenue by 1.0%.

On a consolidated basis, revenue for the six months ended June 30, 2023 increased by $633.8 million to $3,742.7 million, compared to the six months ended June 30, 2022. The increase is partially attributable to the impact of acquisitions completed since January 1, 2022, net of divestitures, which accounted for approximately $208.1 million of the increase, the majority of which were in our Solid Waste segment. Changes in foreign exchange rates increased revenue by $121.3 million. Highlights of the changes in revenue during the six months ended June 30, 2023, excluding the impact of acquisitions, include:

●	Solid Waste revenue increased by 8.3%, including 11.4% from core pricing, partially offset by negative surcharges of 0.3%. Also offsetting this increase was negative volume of 1.6%, driven by lower event driven volume across our post collection operations, non-regrettable volume losses in our collection business and purposeful exiting of non-core service offerings in certain Canadian markets. Lower commodity prices also negatively contributed 1.2%. Changes in foreign exchange rates increased revenue by 4.5%.

●	Environmental Services revenue increased by 16.5%, predominantly due to higher industrial collection and processing activity at our facilities, an increased level of emergency response activity and higher soil volumes processed at our facilities. Changes in foreign exchange rates increased revenue by 1.3%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated:

	Three months ended June 30, 2023		Three months ended June 30, 2022		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$361.2	18.6%	$336.2	19.7%	$25.0	7.4%
Labour and benefits	443.2	22.8	384.2	22.5	59.0	15.4
Maintenance and repairs	187.8	9.7	159.3	9.3	28.5	17.9
Fuel	88.8	4.6	109.1	6.4	(20.3)	(18.6)
Other cost of sales	139.4	7.2	118.8	7.0	20.6	17.3
Subtotal	1,220.4	62.9	1,107.6	64.9	112.8	10.2
Depreciation expense	230.9	11.9	233.7	13.7	(2.8)	(1.2)
Amortization of intangible assets	134.0	6.9	133.4	7.8	0.6	0.4
Acquisition, rebranding and other integration costs	5.3	0.1	7.3	0.4	(2.0)	(27.4)
Cost of sales	$1,590.6	81.8%	$1,482.0	86.8%	$108.6	7.3%

	Six months ended June 30, 2023		Six months ended June 30, 2022		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$704.2	18.8%	$598.9	19.3%	$105.3	17.6%
Labour and benefits	852.1	22.8	715.3	23.0	136.8	19.1
Maintenance and repairs	371.8	9.9	298.3	9.6	73.5	24.6
Fuel	188.3	5.0	187.0	6.0	1.3	0.7
Other cost of sales	281.7	7.5	224.0	7.2	57.7	25.8
Subtotal	2,398.1	64.0	2,023.5	65.1	374.6	18.5
Depreciation expense	464.1	12.4	452.8	14.6	11.3	2.5
Amortization of intangible assets	272.8	7.3	257.9	8.3	14.9	5.8
Acquisition, rebranding and other integration costs	10.2	0.3	13.4	0.4	(3.2)	(23.9)
Cost of sales	$3,145.2	84.0%	$2,747.6	88.4%	$397.6	14.5%

Cost of sales increased by $108.6 million to $1,590.6 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, partially attributable to the impact of acquisitions. Cost of sales as a percentage of revenue for the three months ended June 30, 2023 decreased by 500 basis points to 81.8%, compared to the three months ended June 30, 2022. Changes in the individual cost categories as a percentage of revenue were the result of the impact of changes in business mix, our pricing strategies and inflationary cost pressures. For the three months ended June 30, 2023, increased labour cost pressure from tight labour markets drove up wage rates, training costs and overtime. Fuel costs decreased by $20.3 million to $88.8 million for the three months ended June 30, 2023 compared to the three months ended June 30, 2022, primarily as a result of a reduction in the price of fuel. Labour cost pressure also increased our transfer and disposal costs, driven by inflationary cost increases from third party haulers, and our maintenance and repair costs, as technician labour shortages drove higher overtime and reliance on higher cost third party repair facilities and technicians. Maintenance and repair costs also increased as a result of additional fleet and container maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. An increase in risk management costs, particularly accident claim costs, also contributed to the increase in other cost of sales. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of total revenue for the three months ended June 30, 2023 decreased by 200 basis points to 62.9%, compared to the three months ended June 30, 2022.

Cost of sales increased by $397.6 million to $3,145.2 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, partially attributable to the impact of acquisitions. Cost of sales as a percentage of total revenue for the six months ended June 30, 2023 decreased by 440 basis points to 84.0%, compared to the six months ended June 30, 2022. Changes in the individual cost categories as a percentage of revenue were the result of the impact of changes in business mix, our pricing strategies and inflationary cost pressures. For the six months ended June 30, 2023, increased labour cost as a result of pressure from tight labour markets in the prior year drove up wage rates, training costs and overtime. Fuel costs increased by $1.3 million to $188.3 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily as a result of growth in the business and businesses acquired since January 1, 2022, partially offset by a reduction in the price of fuel. Labour and fuel cost pressure increased our transfer and disposal costs, driven by inflationary cost increases from third party haulers, and our maintenance and repair costs, as technician labour shortages drove higher overtime and reliance on higher cost third party repair facilities and technicians. Maintenance and repair costs also increased as a result of additional fleet and container maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. Delays in receiving new trucks also increased equipment rental costs and contributed to the increase in other cost of sales. An increase in risk management costs, particularly accident claim costs, also contributed to the increase in other cost of sales. Excluding depreciation expenses, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of total revenue for the six months ended June 30, 2023 decreased by 110 basis points to 64.0% compared to 65.1% for the six months ended June 30, 2022.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated:

	Three months ended June 30, 2023		Three months ended June 30, 2022		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$122.5	6.3%	$92.2	5.4%	$30.3	32.9%
Share-based payments	15.2	0.8	13.0	0.8	2.2	16.9
Other	60.0	3.1	54.4	3.2	5.6	10.3
Subtotal	197.7	10.2	159.6	9.4	38.1	23.9
Depreciation expense	6.9	0.4	7.4	0.4	(0.5)	(6.8)
Transaction costs	29.6	1.5	11.4	0.7	18.2	159.6
Selling, general and administrative expenses	$234.2	12.1%	$178.4	10.5%	$55.8	31.3%

	Six months ended June 30, 2023		Six months ended June 30, 2022		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$228.2	6.1%	$176.1	5.7%	$52.1	29.6%
Share-based payments	30.2	0.8	24.8	0.8	5.4	21.8
Other	135.2	3.6	101.6	3.3	33.6	33.1
Subtotal	393.6	10.5	302.5	9.8	91.1	30.1
Depreciation expense	13.5	0.4	15.3	0.5	(1.8)	(11.8)
Transaction costs	41.6	1.1	23.3	0.7	18.3	78.5
Selling, general and administrative expenses	$448.7	12.0%	$341.1	11.0%	$107.6	31.5%

SG&A increased by $55.8 million to $234.2 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was predominantly attributable to incremental salaries, benefits, and other third party costs associated with information technology infrastructure investments, to facilitate moving from on-premise infrastructure to cloud-based infrastructure and other costs related to the number and size of businesses acquired since April 1, 2022. The increase in transaction costs was predominantly attributable to the divestitures completed during the period. For the three months ended June 30, 2023, there was also an increase in discretionary costs, such as travel expenses. SG&A as a percentage of revenue for the three months ended June 30, 2023 increased by 160 basis points to 12.1%, compared to the three months ended June 30, 2022. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 10.2% for the three months ended June 30, 2023, compared to 9.4% for the three months ended June 30, 2022 .

SG&A increased by $107.6 million to $448.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was predominantly attributable to incremental salaries, benefits, and other third party costs associated with information technology infrastructure investments, to facilitate moving from on-premise infrastructure to cloud-based infrastructure and other costs related to the number and size of businesses acquired since January 1, 2022. The increase in transaction costs was predominantly attributable to the divestitures completed during the period. For the six months ended June 30, 2023, there was also an increase in discretionary costs, such as travel expenses. SG&A as a percentage of revenue for the six months ended June 30, 2023 increased by 100 basis points to 12.0% compared to the six months ended June 30, 2022. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 10.5% for the six months ended June 30, 2023, compared to 9.8% for the six months ended June 30, 2022.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
Interest	$144.4	$91.6	$52.8	57.6%
Amortization of deferred financing costs	3.9	3.3	0.6	18.2
Accretion of landfill closure and post-closure obligations	8.7	4.6	4.1	89.1
Other finance costs	7.8	5.3	2.5	47.2
Interest and other finance costs	$164.8	$104.8	$60.0	57.3%

	Six months ended	Six months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
Interest	$279.1	$176.4	$102.7	58.2%
Termination of hedged arrangements	8.7	—	8.7	—
Amortization of deferred financing costs	9.3	6.5	2.8	43.1
Accretion of landfill closure and post-closure obligations	16.4	9.2	7.2	78.3
Other finance costs	16.0	12.4	3.6	29.0
Interest and other finance costs	$329.5	$204.5	$125.0	61.1%

Interest and other finance costs increased by $60.0 million to $164.8 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was predominantly due to an increase in interest expense of $52.8 million to $144.4 million as a result of rising interest rates in Canada and the U.S.

Interest and other finance costs increased by $125.0 million to $329.5 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was predominantly due to an increase in interest expense of $102.7 million to $279.1 million as a result of rising interest rates in Canada and the U.S., increased long-term debt outstanding under the Term Loan A Facility (defined below) and a non-recurring $8.7 million loss on extinguishment of hedged arrangements for the six months ended June 30, 2023.

Other Income and Expenses

The following tables summarize other income and expenses for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
(Gain) loss on foreign exchange	$(56.8)	$112.6	$(169.4)	(150.4)%
Mark-to-market gain on Purchase Contracts	—	(206.2)	206.2	100.0
Gain on sale of property and equipment	(6.5)	(2.6)	(3.9)	(150.0)
Other	(2.3)	9.1	(11.4)	(125.3)
Other income	$(65.6)	$(87.1)	$21.5	24.7%

	Six months ended	Six months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
(Gain) loss on foreign exchange	$(51.5)	$54.0	$(105.5)	(195.4)%
Mark-to-market loss (gain) on Purchase Contracts	104.3	(381.1)	485.4	127.4
Gain on sale of property and equipment	(6.4)	(4.4)	(2.0)	(45.5)
Other	(2.3)	9.1	(11.4)	(125.3)
Other expenses (income)	$44.1	$(322.4)	$366.5	113.7%

For the three months ended June 30, 2023, other income was $65.6 million, compared to $87.1 million for the three months ended June 30, 2022. This decrease was primarily due to a $206.2 million non-cash change on the revaluation of the Purchase Contracts in the prior year. Partially offsetting this decrease was a $169.4 million change in non-cash foreign exchange gain arising from the revaluation of TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at June 30, 2023.

For the six months ended June 30, 2023, other expenses were $44.1 million, compared to other income of $322.4 million for the six months ended June 30, 2022. The change was primarily due to a $485.4 million non-cash change on the revaluation of the Purchase Contracts. Partially offsetting this increase was a $105.5 million change in non-cash foreign exchange loss arising from the revaluation of TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at June 30, 2023.

Divestitures

During the six months ended June 30, 2023, we completed divestitures of certain assets and operations in three distinct U.S. Solid Waste regions for aggregate proceeds of $1,656.1 million, and a resulting gain on divestiture of $580.5 million.

The three distinct U.S. Solid Waste regions, which are included within our Solid Waste USA segment, did not meet the criteria to be classified as discontinued operations as they do not represent a major line of business or geographical area of operations.

Income Tax Expense (Recovery)

Income tax expense increased by $286.8 million to $238.9 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was predominantly due to the gain on divestiture, partially offset by increased depreciation expense for the three months ended June 30, 2023.

Income tax expense increased by $266.5 million to $196.8 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was predominantly due the gain on divestiture, partially offset by increased depreciation expense for the six months ended June 30, 2023.

Our basis for recording deferred income tax assets for these losses is the availability of deferred income tax liabilities, which will offset these deferred income tax assets in the future.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and soil remediation services. Our operating segments are: Solid Waste, which includes hauling, landfill, transfers and MRFs; and Environmental Services, which includes liquid waste management and soil remediation services.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the operating segments based on several factors, including revenue and Adjusted EBITDA.

Analysis of results for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended June 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$534.6	$(68.8)	$465.8	$135.8
USA	1,222.8	(132.3)	1,090.5	356.1
Solid Waste	1,757.4	(201.1)	1,556.3	491.9
Environmental Services	427.0	(39.7)	387.3	113.0
Corporate	—	—	—	(64.2)
	$2,184.4	$(240.8)	$1,943.6	$540.7

	Three months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$498.4	$(63.7)	$434.7	$117.8
USA	1,065.4	(116.9)	948.5	288.9
Solid Waste	1,563.8	(180.6)	1,383.2	406.7
Environmental Services	347.9	(23.6)	324.3	91.5
Corporate	—	—	—	(44.9)
	$1,911.7	$(204.2)	$1,707.5	$453.3

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Six months ended June 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$1,004.0	$(125.7)	$878.3	$237.3
USA	2,420.9	(260.7)	2,160.2	691.6
Solid Waste	3,424.9	(386.4)	3,038.5	928.9
Environmental Services	777.0	(72.8)	704.2	173.7
Corporate	—	—	—	(121.4)
	$4,201.9	$(459.2)	$3,742.7	$981.2

	Six months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$906.1	$(115.7)	$790.4	$211.5
USA	1,979.9	(217.4)	1,762.5	544.9
Solid Waste	2,886.0	(333.1)	2,552.9	756.4
Environmental Services	599.4	(43.4)	556.0	137.9
Corporate	—	—	—	(86.6)
	$3,485.4	$(376.5)	$3,108.9	$807.7

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Solid Waste — Canada Operating Segment

Revenue increased by $31.1 million to $465.8 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was due in part to acquisitions completed since April 1, 2022, which contributed approximately $16.3 million of revenue, and $35.8 million from price increases. The increase was partially offset by $2.0 million from lower surcharges and lower selling prices for the saleable commodities generated from our MRF operations. Price increases were higher than the three months ended June 30, 2022, as a result of the continued execution of our pricing strategies and strong consumer price index (“CPI”) adjustments on certain municipal contracts. Volume decreased revenue by $12.6 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, predominantly from lower event driven volumes in our post collection businesses as well as the impact of purposeful exiting of non-core service offerings.

Revenue increased by $87.9 million to $878.3 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was due in part to acquisitions, net of divestitures, completed since January 1, 2022, which contributed approximately $34.0 million of revenue and $75.9 million from price and surcharge increases. Price and surcharge increases were higher than the six months ended June 30, 2022, as a result of the continued execution of our pricing strategies, increased surcharge revenues and strong CPI adjustments on certain municipal contracts. Partially offsetting these increases were lower selling prices for the saleable commodities generated from our MRF operations and the impact of lower MRF volumes in the period. Volume, excluding MRF volumes, decreased revenue by $9.2 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, predominantly from lower event driven volumes in our post collection businesses as well as the impact of purposeful exiting of non-core service offerings.

Adjusted EBITDA increased by $18.0 million to $135.8 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 29.2% for the three months ended June 30, 2023, an increase of 210 basis points compared to the three months ended June 30, 2022. The increase was attributable to organic margin expansion resulting from pricing strategies, the realization of ongoing operating cost efficiencies, the reduction in the price of fuel and the impact of insurance proceeds received in respect of business interruption costs arising from two MRF fires that occurred in the prior year. Partially offsetting this increase was the impact of lower commodity prices, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $25.8 million to $237.3 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the six months ended June 30, 2023 was 27.0%, an increase of 20 basis points compared to the six months ended June 30, 2022. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, in addition to the reduction in the price of fuel. Partially offsetting this increase was the impact of lower commodity prices, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal, and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $142.0 million to $1,090.5 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was predominantly due to acquisitions completed since April 1, 2022, net of divestitures, which contributed approximately $38.8 million of revenue, and $108.6 million from price increases, partially offset by $12.2 million from lower surcharges and by lower selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $36.1 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, predominantly from lower volumes in our collection and post collection businesses driven by a milder winter and early spring in certain markets which pulled forward volumes from the second quarter into the first quarter of 2023. In addition, there were non-regrettable volume losses in our collection businesses. Revenue increased by $51.8 million for the three months ended June 30, 2023 compared to the three months ended June 30, 2022, as a result of changes in the foreign exchange rate.

Revenue increased by $397.7 million to $2,160.2 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was predominantly due to acquisitions completed since January 1, 2022, net of divestitures, which contributed approximately $125.3 million of revenue, and $217.5 million from price increases, partially offset by $9.5 million from lower surcharges and by lower selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $29.9 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, predominantly from lower event driven volumes in our post collection businesses and non-regrettable volume losses in our collection businesses. Revenue increased by $113.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $67.2 million to $356.1 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 32.7% for the three months ended June 30, 2023, an increase of 220 basis points compared to the three months ended June 30, 2022. The increase is predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, in addition to the reduction in the price of fuel. Partially offsetting this increase was the impact of lower commodity prices, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. Adjusted EBITDA margin was also negatively impacted by increased accident claim costs. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $146.7 million to $691.6 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 32.0% for the six months ended June 30, 2023, an increase of 110 basis points compared to the six months ended June 30, 2022. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies. Partially offsetting this increase was the impact of lower commodity prices, increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. In addition, Adjusted EBITDA margin was also negatively impacted by increased travel expenses and accident claim costs. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than existing base business, negatively impacting the overall Adjusted EBITDA margin.

Environmental Services Operating Segment

Revenue increased by $63.0 million to $387.3 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. Acquisitions completed since April 1, 2022 contributed approximately $26.4 million in increased revenue. In addition to the contribution from acquisitions, revenue organically grew by $33.2 million as a result of increased industrial collection and processing activity and an increased level of emergency response activity. Revenue increased by $3.4 million for the three months ended June 30, 2023 compared to the three months ended June 30, 2022, as a result of changes in the foreign exchange rate.

Revenue increased by $148.2 million to $704.2 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. Acquisitions completed since January 1, 2022 contributed approximately $48.8 million in increased revenue. In addition to the contribution from acquisitions, revenue grew organically by $91.9 million as a result of increased industrial collection and processing activity, an increased level of emergency response activity and higher soil selling prices. Revenue increased by $7.5 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $21.5 million to $113.0 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. Adjusted EBITDA margin was 29.2% for the three months ended June 30, 2023, an increase of 100 basis points as compared to the three months ended June 30, 2022. Pricing strategies, variable cost controls, the reduction in the price of fuel and the operating leverage associated with increased volumes, favourably impacted Adjusted EBITDA margin for the three months ended June 30, 2023. Offsetting this was increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $35.8 million to $173.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 24.7% for the six months ended June 30, 2023, a decrease of 10 basis points as compared to the six months ended June 30, 2022. Pricing strategies, variable cost controls, the reduction in the price of fuel and the operating leverage associated with volume recovery favourably impacted Adjusted EBITDA margin for the six months ended June 30, 2023. Offsetting these increases were increased labour costs from tight labour markets which drove up wage rates, training costs and overtime, as well as increased transfer, disposal and maintenance and repairs costs driven by inflationary cost pressures and delays associated with supply chain constraints. In addition, increased sub-contracting costs associated with increased emergency response activity negatively impacted Adjusted EBITDA margin for the six months ended June 30, 2023. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs increased by $19.3 million to $64.2 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was primarily attributable to information technology infrastructure investments, including additional salaries, benefits and third party costs required to facilitate moving from on-premise infrastructure to cloud-based infrastructure. Additional headcount and overhead costs to support the growth in the business also contributed to the increase. Corporate costs as a percentage of total revenue were 3.3% for the three months ended June 30, 2023, an increase of 70 basis points compared to the three months ended June 30, 2022.

Corporate costs increased by $34.8 million to $121.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily attributable to information technology infrastructure investments, including salaries, benefits and third party costs required to facilitate moving from on-premise infrastructure to cloud-based infrastructure. Additional headcount and overhead costs to support the growth in the business also contributed to the increase. Corporate costs as a percentage of total revenue were 3.2% for the six months ended June 30, 2023, an increase of 40 basis points compared to the six months ended June 30, 2022.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash flows for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022

	Three months ended	Three months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
Cash flows from operating activities	$260.7	$231.2	$29.5	12.8%
Cash flows from (used in) investing activities	1,318.3	(804.6)	2,122.9	263.8
Cash flows (used in) from financing activities	(1,575.0)	632.2	(2,207.2)	(349.1)
Increase in cash	4.0	58.8
Changes due to foreign exchange revaluation of cash	5.2	(17.5)
Cash, beginning of period	73.0	189.3
Cash, end of period	$82.2	$230.6

	Six months ended	Six months ended	Change
($ millions)	June 30, 2023	June 30, 2022	$	%
Cash flows from operating activities	$453.2	$407.2	$46.0	11.3%
Cash flows from (used in) investing activities	836.6	(995.2)	1,831.8	184.1
Cash flows (used in) from financing activities	(1,288.2)	651.8	(1,940.0)	(297.6)
Increase in cash	1.6	63.8
Changes due to foreign exchange revaluation of cash	(1.5)	(23.6)
Cash, beginning of period	82.1	190.4
Cash, end of period	$82.2	$230.6

Operating Activities

Cash flows from operating activities increased by $29.5 million to $260.7 million for the three months ended June 30, 2023, compared to $231.2 million for the three months ended June 30, 2022. This increase was predominantly attributable to an increase in EBITDA for the three months ended June 30, 2023. Partially offsetting this increase was $28.2 million of incremental cash interest paid on outstanding long-term debt due largely to the cadence of cash interest payments and an incremental investment in working capital of $25.9 million.

Changes in non-cash working capital items resulted in a use of cash of $116.7 million for the three months ended June 30, 2023, compared to a use of cash of $90.8 million for the three months ended June 30, 2022. Refer to Note 14 in our Interim Financial Statements for details.

Cash flows from operating activities increased by $46.0 million to $453.2 million for the six months ended June 30, 2023, compared to $407.2 million for the six months ended June 30, 2022. This increase was predominantly attributable to an increase in EBITDA for the six months ended June 30, 2023. Partially offsetting this increase was $93.0 million of incremental cash interest paid on outstanding long-term debt due to higher interest rates in Canada and the U.S., increased long-term debt outstanding under the Term Loan A Facility (defined below), the cadence of cash interest payments and an incremental investment in working capital of $22.1 million.

Changes in non-cash working capital items resulted in a use of cash of $182.5 million for the six months ended June 30, 2023, compared to a use of cash of $160.4 million for the six months ended June 30, 2022. Refer to Note 14 in our Interim Financial Statements for details.

Investing Activities

Cash flows from investing activities increased by $2,122.9 million to $1,318.3 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was predominantly related to proceeds on disposal of assets which increased by $1,426.0 million to $1,650.3 million and acquisition expenditures which decreased by $858.9 million to $21.4 million. Partially offsetting the increase was an increase in capital expenditures of $151.6 million to $280.6 million, primarily driven by timing of payments, and an increase of $13.2 million in our investment in joint ventures and associates.

Cash flows from investing activities increased by $1,831.8 million to $836.6 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The increase was predominantly related to proceeds on disposal of assets which increased by $1,347.3 million to $1,663.5 million and acquisition expenditures which decreased by $708.7 million to $238.7 million. Partially offsetting the increase was an increase in capital expenditures of $221.3 million to $553.5 million, primarily driven by timing of payments, and an increase of $5.7 million in our investment in joint ventures and associates.

Financing Activities

Cash flows used in financing activities increased by $2,207.2 million to $1,575.0 million for the three months ended June 30, 2023, compared to the three months ended June 30, 2022. The increase was primarily the result of a $2,216.9 million decrease in the net change in long term debt, as a result of the proceeds of divestitures that were used to repay long-term debt, partially offset by a $14.2 million repayment of Amortizing Notes in the prior period.

Cash flows used in financing activities increased by $1,940.0 million to $1,288.2 million for the six months ended June 30, 2023, compared to cash flows from financing activities of $651.8 million for the six months ended June 30, 2022. The increase was primarily the result of a $1,965.0 million increase in the net change in long-term debt, as a result of the proceeds of divestitures that were used to repay long-term debt. Partially offsetting the increase was $17.3 million of proceeds from the termination of hedged arrangements, an $8.1 million contribution from a non-controlling interest and decreased deferred financing costs of $13.1 million.

Available Sources of Liquidity

Under our amended and restated revolving credit agreement dated as of January 11, 2023 (the “Revolving Credit Agreement”), as at June 30, 2023, we had access to (a) a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of up to $775.0 million (the “Term Loan A Facility”).

As at June 30, 2023, we had $nil drawn under the Revolving Credit Facility ($771.8 million as at December 31, 2022) and $775.0 million drawn under the Term Loan A Facility ($500.0 million as at December 31, 2022).

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at June 30, 2023 and December 31, 2022, we were in compliance with these covenants.

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

	As at June 30, 2023	As at December 31, 2022
Cash on hand	$82.2	$82.1
Amounts available under our Revolving Credit Facility(1)	1,084.3	301.8
	$1,166.5	$383.9

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at June 30, 2023 are shown in the following table.

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$7,764.4	$—	$1,655.0	$2,402.2	$3,707.2
Interest on long-term debt	1,641.6	401.6	732.2	417.0	90.8
Lease obligations	534.8	71.1	161.1	89.1	213.5
Other	90.0	—	—	90.0	—
	$10,030.8	$472.7	$2,548.3	$2,998.3	$4,011.5

Other Commitments

We had letters of credit totaling approximately $220.0 million outstanding as at June 30, 2023 ($233.0 million as at December 31, 2022), which are not recognized in our Interim Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

As at June 30, 2023, we had issued performance bonds totaling $1,570.1 million ($1,560.7 million as at December 31, 2022).

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ millions except per share amounts)	2023	2023	2022	2022	2022	2022	2021	2021
Financial Summary
Revenue	$1,943.6	$1,799.1	$1,821.2	$1,831.2	$1,707.5	$1,401.4	$1,439.6	$1,381.3
Adjusted EBITDA(1)	540.7	440.5	439.8	473.3	453.3	354.4	375.8	399.6
Net income (loss) from continuing operations(2)	293.8	(217.8)	(219.1)	(183.7)	82.6	137.0	(81.7)	(316.1)
Earnings (loss) per share, basic(2)	0.74	(0.66)	(0.66)	(0.55)	0.17	0.32	(0.26)	(0.91)
Earnings (loss) per share, diluted(2)	0.72	(0.66)	(0.66)	(0.55)	0.17	0.32	(0.26)	(0.91)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

(2)	Subsequent to the original issuance of our interim consolidated financial statements for the first three quarters of 2021, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct these immaterial errors, for the quarter ended September 30, 2021 deferred income tax liabilities increased by $64.7 million, with a corresponding decrease to income tax recovery, resulting in a $64.7 million increase to net loss from continuing operations and an increase of $0.18 to net loss per share.

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls and overall operating leverage as volumes recovered were offset by inflationary cost pressures, as well as from acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

6. Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and prior to the automatic conversion on March 15, 2023, the TEUs. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes and, prior to maturity on March 15, 2023, the Amortizing Notes. The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at June 30, 2023			Fair Value as at December 31, 2022
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$5,556.2	$—	$—	$5,568.6	$—
Amortizing Notes	—	—	—	15.5	$—	—

Net derivative instruments are recorded at fair value and classified within Level 2. Prior to the automatic conversion on March 15, 2023, Purchase Contracts were recorded at fair value and classified within Level 1.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements, our Annual Financial Statements, and our Annual MD&A.

7. Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three and six months ended June 30, 2023, there were no changes in GFL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8. Other

Related Party Transactions

After the final payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an entity controlled by Patrick Dovigi) was $nil as at June 30, 2023 ($3.5 million as at December 31, 2022).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $11.6 million as at June 30, 2023 ($14.5 million as at December 31, 2022).

For the three and six months ended June 30, 2023, we paid $2.1 million and $4.0 million ($1.3 million and $2.4 million for the three and six months ended June 30, 2022) in aggregate lease payments to related parties.

For the three and six months ended June 30, 2023, we entered into transactions with GIP which resulted in revenue of $6.7 million and $12.0 million ($3.7 million and $3.7 million for the three and six months ended June 30, 2022) and net receivables of $11.4 million as at June 30, 2023 (net payables of $3.8 million as at December 31, 2022).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at June 30, 2023, we had 357,354,378 subordinate voting shares, 11,812,964 multiple voting shares, 28,571,428 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

As at June 30, 2023, (a) the Series A Preferred Shares are convertible into 28,829,718 subordinate voting shares, at a conversion price of US$25.19, representing 7.3% of the issued and outstanding subordinate voting shares and 5.6% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 7,489,300 subordinate voting shares, at a conversion price of US$43.91, representing 1.9% of the issued and outstanding subordinate voting shares and 1.5% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

On March 15, 2023, the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at the then minimum rate of 2.1940 subordinate voting shares per Purchase Contract. As at December 31, 2022, 11,698,543 Purchase Contracts were outstanding.

Normal Course Issuer Bid

On May 10, 2023, the TSX accepted our notice of intention to renew our normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares may be repurchased by GFL representing approximately 5.0% of the issued and outstanding subordinate voting shares as at May 2, 2023. Our previous NCIB, which expired on May 11, 2023, authorized the purchase of up to 16,510,694 subordinate voting shares. Purchases will be made by means of open market transactions on both the TSX and NYSE or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit. Under the NCIB, GFL will be allowed to purchase daily, through the facilities of the TSX, a maximum of 66,937 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six month period starting on November 1, 2022 to April 30, 2023. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. For the three and six months ended June 30, 2023 and June 30, 2022, we did not repurchase any subordinate voting shares under the NCIB. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar.

9. Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgments are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgments

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgments” in our Annual MD&A.

Landfill Asset

The following table summarizes landfill amortization expense for the periods indicated:

	Three months ended June 30, 2023	Six months ended June 30, 2023	Year ended December 31, 2022
Amortization of landfill airspace ($ millions)	$68.4	$134.1	$294.6
Tonnes received (millions of tonnes)	5.2	10.2	22.2
Average landfill amortization per tonne	$13.2	$13.1	$13.3

Landfill Capacity and Depletion

As of June 30, 2023, we had 309.0 million tonnes (323.4 million tonnes for the year ended December 31, 2022) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of June 30, 2023, eighteen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 176.7 million tonnes (171.5 million tonnes as of December 31, 2022), and together with remaining permitted capacity, our total remaining capacity is 485.7 million tonnes (494.9 million tonnes as of December 31, 2022). Based on total capacity as of June 30, 2023 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 24.4 years (24.8 years as of December 31, 2022). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10. Non-IFRS Financial Measures and Key Performance Indicators

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) gain (loss) on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Income from Continuing Operations Reconciliation

The tables below provide the reconciliation of our net income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended June 30, 2023	Three months ended June 30, 2022
Net income from continuing operations	$293.8	$82.6
Add:
Interest and other finance costs	164.8	104.8
Depreciation of property and equipment	237.8	241.1
Amortization of intangible assets	134.0	133.4
Income tax expense (recovery)	238.9	(47.9)
EBITDA	1,069.3	514.0
Add:
(Gain) loss on foreign exchange(1)	(56.8)	112.6
Gain on sale of property and equipment	(6.5)	(2.6)
Mark-to-market gain on Purchase Contracts(2)	—	(206.2)
Share of net loss (income) of investments accounted for using the equity method	61.9	(5.3)
Share-based payments(3)	15.2	13.0
Gain on divestiture(4)	(575.0)	—
Transaction costs(5)	29.6	11.4
Acquisition, rebranding and other integration costs(6)	5.3	7.3
Other	(2.3)	9.1
Adjusted EBITDA	$540.7	$453.3

($ millions)	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income from continuing operations	76.0	219.6
Add:
Interest and other finance costs	329.5	204.5
Depreciation of property and equipment	477.6	468.1
Amortization of intangible assets	272.8	257.9
Income tax expense (recovery)	196.8	(69.7)
EBITDA	1,352.7	1,080.4
Add:
(Gain) loss on foreign exchange(1)	(51.5)	54.0
Gain on sale of property and equipment	(6.4)	(4.4)
Mark-to-market loss (gain) on Purchase Contracts(2)	104.3	(381.1)
Share of net loss (income) of investments accounted for using the equity method	82.9	(5.3)
Share-based payments(3)	30.2	24.8
Gain on divestiture(4)	(580.5)	(6.5)
Transaction costs(5)	41.6	23.3
Acquisition, rebranding and other integration costs(6)	10.2	13.4
Other	(2.3)	9.1
Adjusted EBITDA	$981.2	$807.7

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of loss or gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.